ONE SHELL PLAZA	ABU DHABI
910 LOUISIANA	AUSTIN
HOUSTON, TEXAS	BEIJING
77002-4995	DALLAS
DUBAI
TEL +1 713.229.1234	HONG KONG
FAX +1 713.229.1522	HOUSTON
www.bakerbotts.com	LONDON
MOSCOW
NEW YORK
PALO ALTO
RIYADH
WASHINGTON

J. David Kirkland, Jr.
TEL +1 +1 713.229.1101
FAX +1 +1 713.229.7701
david.kirkland@bakerbotts.com

July 22, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. H. Christopher Owings

Re:	Whole Foods Market, Inc.
Form 10-K for Fiscal Year Ended September 26, 2010
Filed November 24, 2010
Proxy Statement on Schedule 14A
Filed January 18, 2011
File No. 000-19797

Dear Mr. Owings:

At the request of Whole Foods Market, Inc. (the “Company”), we are responding on behalf of the Company to your letter dated July 12, 2011 to Ms. Glenda Flanagan, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended September 26, 2010, filed with the SEC on November 24, 2010 (the “2010 Form 10-K”), and the Company’s proxy statement on Schedule 14A, filed with the SEC on January 18, 2011 (the “2011 Proxy Statement”).  The information and undertakings provided below have been furnished by the Company.

The Company’s response below is preceded with the Staff’s comment for ease of reference.

General

Comment 1:          We note that the Tandy representations were provided by counsel on behalf of the company. Please submit a separate letter on EDGAR from an authorized representative of the company with the requested acknowledgments, or include such representations from the company in your next response letter.

Response:              The Company respectfully acknowledges the Staff’s comment.  A letter from the Company is attached as Exhibit A hereto.

Form 10-K for the Fiscal Year Ended September 26, 2010

Item 1A. Risk Factors, page 10

Comment 2:          We note your response to comment three in our letter dated June 7, 2011. Please further revise your risk factor subheadings to ensure that each subheading specifically describes the effect of the risk described on your business. By way of example only, please revise the following risk factor subheadings:

•                  “We may experience fluctuations in our quarterly operating results” on page A-2;

•                  “Our stock price has been volatile and may fluctuate for reasons unrelated to our operating performance” on page A-2;

•                  “Future events could result in impairment of long-lived assets” on page A-3; and

•                  “We have significant lease obligations” on page A-4.

Response:              In future filings beginning with the Company’s next Quarterly Report on Form 10-Q, the Company will revise risk factor subheadings to specifically describe the stated risk and its potential impact on the Company’s business.  In the 2010 Form 10-K, the revised disclosure would have read as set forth in Exhibit B hereto.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 13

Cash Compensation, page 14

Comment 3:          We note your response to comment six in our letter dated June 7, 2011. Please revise to disclose the “certain adjustments” made to both net operating profit after taxes to arrive at the “NOPAT” measure and invested capital to arrive at the “NOPAT ROIC” measure.

Response:              The measures of net operating profit after taxes (“NOPAT”) and NOPAT return on invested capital (“NOPAT ROIC”) have been adjusted in some years for amounts that the Compensation Committee determined would otherwise have skewed the outcome of these executive performance measures. Fiscal year 2010 NOPAT and NOPAT ROIC did not reflect any adjustments.  However, fiscal year 2010 calculations of year-over-year improvement in NOPAT and NOPAT ROIC reflected adjustments that were made in fiscal year 2009.  Fiscal year 2009 NOPAT was adjusted to exclude certain legal costs associated with the Company’s acquisition of Wild Oats Markets and an asset impairment charge for one store, and NOPAT ROIC was adjusted to add back to invested capital amounts associated with the same impairment charge.

The Company will describe any adjustments to NOPAT and NOPAT ROIC in future filings.  Based on the conditions existing as of the filing of the 2011 Proxy Statement, the Company would have provided the following disclosure under the heading “Cash Compensation: What Our Compensation Program Is Designed to Reward”:

5.                                       Net operating profit after taxes (“NOPAT”) — is our net operating profit after taxes, which may be adjusted for certain amounts that the Compensation Committee determines would otherwise skew the outcome of this executive

2

performance measure.  NOPAT for fiscal year 2010 did not include any adjustments.  NOPAT for fiscal year 2009 was adjusted to exclude certain legal costs associated with the Company’s acquisition of Wild Oats Markets and an asset impairment charge for one store.

6.                                       Year-over-year improvement in NOPAT — is the year-over-year increase in NOPAT.

7.                                       Year-over-year per square foot improvement in NOPAT — is the year-over-year increase in NOPAT divided by the leased square footage of our stores.

8.                                       NOPAT return on invested capital (“NOPAT ROIC”) — is the result of dividing NOPAT for the Company by total invested capital.  NOPAT ROIC for fiscal year 2010 did not include any adjustments.  NOPAT ROIC for fiscal year 2009 reflects adjustments to add back to invested capital amounts associated with the impairment charge for one store.

9.                                       Year-over-year improvement in NOPAT ROIC — is the year-over-year increase in NOPAT ROIC.

* * * * *

If you have any further comments, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1101 or Felix Phillips of this office at 713.229.1228.  Thank you for your attention to the matter.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ J. David Kirkland, Jr.
J. David Kirkland, Jr.

cc:	Sam Ferguson
Albert Percival
Felix P. Phillips

3

Exhibit A

July 22, 2011

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. H. Christopher Owings

Re:	Whole Foods Market, Inc.
Form 10-K for Fiscal Year Ended September 26, 2010
Filed November 24, 2010
Proxy Statement on Schedule 14A
Filed January 18, 2011
File No. 000-19797

Dear Mr. Owings:

Whole Foods Market, Inc. (the “Company”) hereby acknowledges in connection with its responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance contained in your letters dated June 7, 2011 and July 12, 2011 that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in its filing with the SEC.

•      SEC staff comments or changes to disclosure in response to such comments do not foreclose the SEC from taking any action with respect to any filing.

•      The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

Whole Foods Market, Inc.

By:	/s/ Glenda Flanagan
Glenda Flanagan
Executive Vice President and
Chief Financial Officer

Exhibit B: Risk Factors

Item 1A.   Risk Factors.

We wish to caution you that there are risks and uncertainties that could cause our actual results to be materially different from those indicated by forward-looking statements that we make from time to time in filings with the SEC, news releases, reports, proxy statements, registration statements and other written communications, as well as oral forward-looking statements made from time to time by representatives of the Company. These risks and uncertainties include the risk factors described below. The cautionary statements below discuss important factors that could cause our business, financial condition, operating results and cash flows to be materially adversely affected. The Company does not undertake any obligation to update forward-looking statements.

Economic conditions that adversely impact consumer spending could materially impact our business.

The global economic crisis adversely impacted our business and financial results in fiscal year 2009. Our results of operations may be materially impacted by changes in overall economic conditions that impact consumer confidence and spending, including discretionary spending. There can be no assurance that various governmental activities to stabilize the markets and stimulate the economy will restore consumer confidence or change spending habits. Future economic conditions affecting disposable consumer income such as employment levels, business conditions, changes in housing market conditions, the availability of credit, interest rates, tax rates, fuel and energy costs, the impact of natural disasters or acts of terrorism, and other matters could reduce consumer spending or cause consumers to shift their spending to lower-priced competitors.

Our growth depends on increasing sales in identical stores and on new store openings, and our failure to achieve these goals could negatively impact our results of operations and financial condition.

Our continued growth depends on our ability to increase sales in our identical stores and our ability to open new stores. Our results of operations may be materially impacted by fluctuations in our identical store sales. Our identical store sales growth could be lower than our historical average for many reasons including the impact of new and acquired stores entering into the identical store base, the opening of new stores that cannibalize store sales in existing areas, general economic conditions, increased competition, price changes in response to competitive factors, possible supply shortages, and cycling against any year of above-average sales results.

Our growth strategy includes opening new stores in existing and new areas and operating those stores successfully. Successful implementation of this strategy is dependent on finding suitable locations, and we face competition from other retailers for such sites. There can be no assurance that we will continue to grow through new store openings. We may not be able to timely open new stores or operate them successfully. Also, we may not be able to successfully hire and train new team members or integrate those team members into the programs and policies of the Company. We may not be able to adapt our distribution, management information and other operating systems to adequately supply products to new stores at competitive prices so that we can operate the stores in a successful and profitable manner.

Increased competition may adversely affect our revenues and profitability.

Our competitors include but are not limited to local, regional, national and international supermarkets, natural food stores, warehouse membership clubs, small specialty stores and restaurants. Their businesses compete with us for products, customers and locations. In addition, some are expanding more aggressively in marketing a range of natural and organic foods. Some of these potential competitors may have been in business longer or may have greater financial or marketing resources than we do and may be able to devote greater resources to sourcing, promoting and selling their products. As competition in certain areas intensifies, our results of operations may be negatively impacted through a loss of sales, reduction in margin from competitive price changes, and/or greater operating costs such as marketing.

We may experience fluctuations in our quarterly operating results, which may adversely affect our stock price.

Our quarterly operating results could fluctuate for many reasons, including losses from new stores, variations in the mix of product sales, price changes in response to competitive factors and a potential lack of customer acceptance, foreign currency exchange rate fluctuations, increases in store operating costs, including commodity costs, that are either wholly or partially beyond our control, possible supply shortages, general economic conditions, health care costs, legal costs, insurance costs, extreme weather-related disruptions, including hurricanes and earthquakes, and potential uninsured casualty losses or other losses. In addition, our quarterly operating results and quarter-to-quarter comparisons have been and may be impacted by the timing of new store openings, construction and pre-opening expenses, the timing of acquisitions, store closures and relocations, seasonality, and the range of operating results generated from newly opened stores.  Significant fluctuation in our quarterly operating results may negatively affect our stock price.

Our stock price has been volatile and may be negatively affected by reasons unrelated to our operating performance.

In fiscal year 2010, the closing market price per share of our common stock ranged from $25.30 to $42.50. The market price of our common stock could be subject to significant fluctuation in response to various market factors and events. These market factors and events include variations in our sales and earnings results and any failure to meet market expectations; changes in ratings and earnings estimates by securities analysts; publicity regarding us, our competitors, or the natural products industry generally; new statutes or regulations or changes in the interpretation of existing statutes or regulations affecting the natural products industry specifically; and sales of substantial amounts of common stock in the public market or the perception that such sales could occur and other factors. In addition, the stock market in recent years has experienced broad price and volume fluctuations that often have been unrelated to the operating performance of particular companies. These market fluctuations also may adversely affect the market price of our common stock. Our cash flow from the exercise of team member stock options may be adversely affected in the future by fluctuations in the market price of our common stock.

Claims under our self-insurance program may differ from our estimates, which could materially impact our results of operations.

The Company uses a combination of insurance and self-insurance plans to provide for the potential liabilities for workers’ compensation, general liability, property insurance, director and officers’ liability insurance, vehicle liability and team member health care benefits. Liabilities associated with the risks that are retained by the Company are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Our results of operations could be materially impacted by claims and other expenses related to such plans if future occurrences and claims differ from these assumptions and historical trends.

Actual or perceived food safety concerns may adversely affect our sales.

There is increasing governmental scrutiny of and public awareness regarding food safety. We believe that many customers choose to shop our stores because of their interest in health, nutrition and food safety. We believe that our customers hold us to a higher food safety standard than other supermarkets. The real or perceived sale of contaminated food products by us could result in government enforcement action, private litigation, product recalls and other liabilities, the settlement or outcome of which might have a material adverse effect on our sales and results of operations.

Adverse publicity may reduce our brand value and negatively impact our business.

We believe our Company has built an excellent reputation as a food retailer, socially responsible corporation and employer. We believe our continued success depends on our ability to preserve, grow and leverage the value of our brand. Brand value is based in large part on perceptions of subjective qualities, and even isolated incidents can erode trust and confidence, particularly if they result in adverse publicity, governmental investigations or litigation, which can have an adverse impact on these perceptions and lead to adverse affects on our business or team members.

Changes in the availability of quality natural and organic products could impact our business.

There is no assurance that quality natural and organic products will be available to meet our future needs. If other supermarkets significantly increase their natural and organic product offerings or if new laws require the reformulation of certain products to meet tougher standards, the supply of these products may be constrained. To a certain degree, we are also dependent on our largest supplier, United Natural Foods, Inc. (“UNFI”), which accounted for approximately 27% of our total purchases in fiscal year 2010. Any significant disruption in the supply of quality natural and organic products could have a material impact on our overall sales and cost of goods sold.

Future events could result in impairment of long-lived assets, which may result in charges that adversely affect our results of operations and capitalization.

Our total assets included long-lived assets totaling approximately $1.96 billion at September 26, 2010. Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Our impairment evaluations require use of financial estimates of future cash flows. Application of alternative assumptions could produce significantly different results. We may be required to recognize impairments of long-lived assets based on future economic factors such as unfavorable changes in estimated future undiscounted cash flows of an asset group. Long-lived asset impairments could result in material charges that would adversely affect our results of operations and capitalization.

We have significant lease obligations, which may require us to continue paying rent for store locations that we no longer operate.

The majority of our stores, distribution centers, bakehouses and administrative facilities are leased, with expiration dates ranging from 1 to 35 years. We are subject to risks associated with our current and future real estate leases. Our costs could increase because of changes in the real estate markets and supply or demand for real estate sites. We generally cannot cancel our leases, so if we decide to close a location, we may nonetheless be committed to perform our obligations under the applicable lease including paying the base rent for the remaining lease term. As each lease expires, we may fail to negotiate renewals, either on commercially acceptable terms or any terms at all. As of September 26, 2010, we had 25 leased properties that are not being utilized in current operations, with expiration dates ranging from 5 months to 19 years. The 25 leased properties represent acquired dormant locations, stores closed post-acquisition, and stores closed due to relocation.

Perishable foods product losses could materially impact our results of operations.

We believe our stores more heavily emphasize perishable products than other supermarket stores. Perishable products accounted for approximately 66.5% of total sales at Whole Foods Market locations in fiscal year 2010. The Company’s emphasis on perishable products may result in significant product inventory losses in the event of extended power outages, natural disasters or other catastrophic occurrences.

Pending or future legal proceedings could materially impact our results of operations.

From time to time, we are party to legal proceedings, including matters involving personnel and employment issues, personal injury, intellectual property, acquisitions, and other proceedings arising in the ordinary course of business. Our results of operations could be materially impacted by the decisions and expenses related to pending or future proceedings.

Changes in accounting standards and estimates could materially impact our results of operations.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines, and interpretations for many aspects of our business, such as accounting for insurance and self-insurance, inventories, goodwill and intangible assets, derivatives, store closures, leases, income taxes and share-based payments, are highly complex and involve subjective judgments. Changes in these rules or their interpretation or changes in underlying estimates, assumptions or judgments by our management could significantly change or add significant volatility to our reported earnings without a comparable underlying change in cash flow from operations.

The loss of key management could negatively affect our business.

We are dependent upon a number of key management and other team members. If we were to lose the services of a significant number of key team members within a short period of time, this could have a material adverse effect on our operations. We do not maintain key person insurance on any team member. Our continued success also is dependent upon our ability to attract and retain qualified team members to meet our future growth needs. We face intense competition for qualified team members, many of whom are subject to offers from competing employers. We may not be able to attract and retain necessary team members to operate our business.

Disruption of significant supplier relationships could negatively affect our business.

UNFI is our single largest third-party supplier, accounting for approximately 27% of our total purchases in fiscal year 2010. During fiscal year 2010, we extended our long-term relationship with UNFI as our primary supplier of dry grocery and frozen food products through 2020 and added two of our regions to our distribution arrangement beginning in fiscal year 2011. Due to this concentration of purchases from a single third-party supplier, the cancellation of our distribution arrangement or the disruption, delay or inability of UNFI to deliver product to our stores may materially and adversely affect our business, financial condition or results of operations while we establish alternative distribution channels.

A widespread health epidemic could materially impact our business.

The Company’s business could be severely impacted by a widespread regional, national or global health epidemic. Our stores are a place where customers come together, interact and learn while at the same time discovering the many joys of eating and sharing food. A widespread health epidemic may cause customers to avoid public gathering places or otherwise change their shopping behaviors. Additionally, a widespread health epidemic could also adversely impact our business by disrupting production and delivery of products to our stores and by impacting our ability to appropriately staff our stores.

Our significant indebtedness could materially impact our business.

As of November 19, 2010, we had $390 million remaining on our term loan maturing August 28, 2012 and we may incur additional debt in the future. A significant portion of our future cash flow from operating activities may be dedicated to the repayment on our indebtedness. Our indebtedness could limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or other purposes in the future. There is no guarantee that we will be able to meet our debt service obligations. If we are unable to generate sufficient cash flow to meet our debt service obligations, we may be required to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets or reduce or delay planned capital or operating expenditures. If we fail to comply with our debt covenants, we will be in default, in which case there can be no assurance that we would be able to cure the default, receive waivers from our lenders, amend the loan agreements or refinance the debt.

Unions may attempt to organize our team members, which could harm our business.

All of our team members are non-union, and we consider our team member relations to be very good. From time to time, however, unions have attempted to organize all or part of our team member base at certain stores and non-retail facilities. Responding to such organization attempts is distracting to management and team members and may have a negative financial impact on a store, facility or the Company as a whole.

Unfavorable changes in governmental regulation could harm our business.

The Company is subject to various international, federal, state and local laws, regulations and administrative practices affecting our business, and we must comply with provisions regulating health and sanitation standards, food labeling, equal employment, minimum wages, and licensing for the sale of food and, in some stores, alcoholic beverages. Our new store openings could be delayed or prevented or our existing stores could be impacted by difficulties or failures in our ability to obtain or maintain required approvals or licenses. Changes in existing laws or implementation of new laws, regulations and practices (e.g., health care reform and/or card check legislation) could have a significant impact on our business.

The USDA’s Organic Rule facilitates interstate commerce and the marketing of organically produced food and provides assurance to our customers that such products meet consistent, uniform standards. Compliance with this rule could pose a significant burden on some of our suppliers, which may cause a disruption in some of our product offerings.

We cannot predict the nature of future laws, regulations, interpretations or applications, or determine what effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes would have on our business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any or all of such requirements could have an adverse effect on our results of operations and financial condition.

Our results of operations are subject to the risks of doing business in other countries.

Though only 3.0% of our total sales in fiscal year 2010, the Company’s international operations are subject to certain risks of conducting business abroad, including fluctuations in foreign currency exchange rates, changes in regulatory requirements, and changes or uncertainties in the economic, social and political conditions in the Company’s geographic areas, among other things.

We may be unable to adequately protect our intellectual property rights, which could harm our business.

We rely on a combination of trademark, trade secret and copyright law and internal procedures and nondisclosure agreements to protect our intellectual property. There can be no assurance that our intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. In addition, the laws of certain foreign countries in which our products may be produced or sold do not protect our intellectual property rights to the same extent as the laws of the United States. Failure to protect our proprietary information could have a material adverse effect on our business, results of operations and financial condition.

Effective tax rate changes and results of examinations by taxing authorities could materially impact our results of operations.

Our future effective tax rates could be adversely affected by the earnings mix being lower than historical results in states or countries where we have lower statutory rates and higher than historical results in states or countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws or interpretations thereof. In addition, we are subject to periodic audits and examinations by the Internal Revenue Service (“IRS”) and other state and local taxing authorities. The Company has been notified that the IRS will open an audit covering fiscal years 2008 and 2007. With limited exceptions, the Company is no longer subject to federal income tax examinations for fiscal years prior to 2007, and to state and local examinations for fiscal years prior to 2001. Our results could be materially impacted by the determinations and expenses related to these and other proceedings by the IRS and other state and local taxing authorities.

Disruptions in our information systems could harm our ability to run our business.

We rely extensively on information systems for point-of-sale processing in our stores, supply chain, financial reporting, human resources and various other processes and transactions. Our information systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data, catastrophic events, and usage errors by our team members. If our systems are breached, damaged or cease to function properly, we may have to make significant investments to fix or replace them, suffer interruptions in our operations, face costly litigation, and our reputation with our customers may be harmed. Any material interruption in our information systems may have a material adverse effect on our business or results of operations.

A failure of our internal control over financial reporting could materially impact our business or stock price.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. An internal control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all internal control systems, internal control over financial reporting may not prevent or detect misstatements. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud, and could expose us to litigation or adversely affect the market price of our common stock. The Company’s management concluded that its internal control over financial reporting was effective as of September 26, 2010. See “Item 9A. Controls and Procedures — Management’s Report on Internal Control over Financial Reporting.”